UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ACV Auctions Inc.

(Name of Subject Company)

ACV Auctions Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00091G104

(CUSIP Number of Class of Securities)

Leanne Fitzgerald

Chief Legal and Administrative Officer

ACV Auctions Inc.

640 Ellicott St #321

Buffalo, NY 14203

(800) 553-4070

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nicole Brookshire

Paul S. Scrivano

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ACV Auctions Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Apple Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Copart, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of $10.50 per Share, net to the seller in cash, without interest, subject to any withholding tax (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated as of September 17, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on September 17, 2026, by Parent and Merger Sub (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 4 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 4 is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Regulatory Approvals”:

“On September 11, 2026, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On September 28, 2026, Parent voluntarily withdrew its Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger in order to provide the Antitrust Division and the FTC with additional time to review the acquisition. Parent refiled its Premerger Notification and Report Form with the Antitrust Division and the FTC on September 28, 2026. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time, on October 13, 2026. Accordingly, the condition set forth in clause (B) of Annex I to the Merger Agreement, requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated, has been satisfied.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(5)(F)	Press release issued by Parent, dated October 14, 2026 (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO Amendment No. 4 of Parent and Merger Sub filed October 14, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ACV Auctions Inc.

By:	/s/ George Chamoun
Name:	George Chamoun
Title:	Chief Executive Officer

Dated:	October 14, 2026